January 30, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Spring Valley Acquisition Corp. IV (the “Company”)
Registration Statement on Form S-1
File No. 333- 292884

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Cohen and Company Capital Markets, a division of Cohen & Company Securities, LLC, and Clear Street LLC, as representatives of the underwriters of the offering (the “Representatives”), hereby join the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on January 30, 2026, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through January 30, 2026, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated January 22, 2026.

We respectfully advise the Staff that the Representatives undertake not to launch any road show as that term is defined in Rule 433(h)(4), or in the absence of a road show, commence or make sales for the proposed offering, earlier than 15 days after January 22, 2026, the date of initial public filing of the Registration Statement.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

COHEN AND COMPANY CAPITAL MARKETS,
A DIVISION OF COHEN & COMPANY SECURITIES, LLC

By:	/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director; Head of Capital Markets

CLEAR STREET LLC

By:	/s/ Ryan Gerety
Name:	Ryan Gerety
Title:	COO Investment Banking

[Signature Page to Acceleration Request]